SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

REPUBLIC BANCORP, INC.
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

760281 204
(CUSIP Number)

Bernard M. Trager
601 West Market Street
Louisville, Kentucky 40202
(502) 584-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Bernard M. Trager
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	1,018,119.4	(1)
(8)	Shared Voting Power	445,576.4	(2)(3)
(9)	Sole Dispositive Power	1,018,119.4	(1)
(10)	Shared Dispositive Power	8,471,647.0	(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	9,647,493.9	(1)(2)(3)(4)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	52.9%	(5)

(14)	Type of Reporting Person	IN

(1) Includes 608,047 shares of Class B Common Stock of the Issuer held by the reporting person and 1,102 shares of Class B Common Stock of Issuer held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 1,716.4 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the “ESOP”), and 7,158 shares of Class A Common Stock held in the Issuer’s 401(k) plan. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the ESOP as of December 31, 2005, for which the reporting person has not yet received a plan statement.

(2) Includes 157,727.4 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative Committee.

(3) Includes 129,492 shares of Class B Common Stock held by the reporting person’s spouse, Jean S. Trager. Also includes 158,357 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

CUSIP NO. - 760281 204

(4) Includes 6,508,731 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 842,292 shares of Class B Common Stock held of record by Teebank, 680,334 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 152,441 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner and the reporting person’s spouse is a limited partner of Teebank and Jaytee.

(5) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2005 (16,494,429) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,733,374).

CUSIP NO. - 760281 204

EXPLANATORY NOTE

The purpose of this Amendment No. 6 to the Schedule 13D filed February 8, 1999 (the “Schedule 13D”), is to reflect a one percent (1%) increase in the reporting person’s percentage ownership as a result of share repurchases by Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”). This Amendment No. 6 amends Items 3 and 5 of Amendments No. 1, 2, 3, 4, and 5, and the Schedule 13D to reflect updated holdings for the reporting person. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D, as amended.

Item 1. Security and Issuer

Not amended.

Item 2. Identity and Background

Not amended.

Item 3. Sources and Amount of Funds or Other Consideration.

On January 29, 1999, in Louisville, Kentucky, the ESOP purchased 200,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from the reporting person, and purchased 100,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from Banker's Insurance Agency, Inc. The ESOP borrowed an aggregate of $3,873,000 to finance such acquisitions from the Issuer, pursuant to a Loan Agreement, Note, and Stock Pledge Agreement previously filed as exhibits hereto. The reporting person is a member of the Administrative Committee of the ESOP, and, as such, shares voting power over the 157,727.4 currently unallocated shares of Class A Common Stock held by the ESOP.

On January 21, 2004, in Louisville, Kentucky, Jaytee Properties Limited Partnership (“Jaytee”) purchased a total of 3,050 shares of Class B Common Stock of the Issuer in a private transaction. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis The purchase price for the shares was $19.95 per share, and Jaytee employed working capital to make the purchase. The reporting person is a general and a limited partner of Jaytee, and the reporting person’s spouse is a limited partner of Jaytee.

On February 7, 2005, in Louisville, Kentucky, the reporting person exchanged 525 shares of Class A Common Stock for 525 shares of Class B Common Stock in a private transaction. The Class A Common Stock had an opening market price of $27.09 per share on the date of the transaction.

On November 28, 2005, the reporting person received a required minimum distribution of 2,599 shares of Class B Common Stock from the reporting person’s IRA.

On December 21, 2005, in Louisville, Kentucky, the reporting person received a required minimum distribution of 100 shares of Class A Common Stock from the ESOP.

Item 4. Purpose of Transaction

Not amended.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number of shares of the Class A Common Stock that the reporting person owns beneficially, pursuant to Rule 13d-3 under the Act, is 9,647,493.9, which constitutes approximately 52.9% of the Class A Common Stock deemed outstanding pursuant to Rule 13d-3 under the Act. (1) (2) (3) (4)

(b)	Sole Voting Power	1,018,119.4	(1)
	Shared Voting Power	445,576.4	(2)(3)
	Sole Dispositive Power	1,018,119.4	(1)
	Shared Dispositive Power	8,471,647.0	(3)(4)
The reporting person shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of Republic Bank & Trust Company (the “Bank”), 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202; (d) William Petter, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman and Chief Operating Officer of the Issuer and Executive Vice President of the Bank; (e) Jean S. Trager, the reporting person’s spouse, 6001 Orion Road, Louisville, Kentucky 40222; and (f) Shelley Trager Kusman, 7413 Cedar Bluff Court, Prospect, Kentucky 40059, President, Banker’s Insurance Agency, 7413 Cedar Bluff Court, Prospect, Kentucky 40059. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

(1) Includes 608,047 shares of Class B Common Stock of the Issuer held by the reporting person and 1,102 shares of Class B Common Stock of Issuer held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A common Stock on a one share for one share basis. Also includes 1,716.44 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the “ESOP”), and 7,158 shares of Class A Common Stock held in the Issuer’s 401(k) plan. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the ESOP as of December 31, 2005, for which the reporting person has not yet received a plan statement.

(2) Includes 157,727.4 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative Committee.

(3) Includes 129,492 shares of Class B Common Stock held by the reporting person’s spouse, Jean S. Trager. Also includes 158,357 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(4) Includes 6,508,731 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 842,292 shares of Class B Common Stock held of record by Teebank, 680,334 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 152,441 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner and the reporting person’s spouse is a limited partner of Teebank and Jaytee.

(c) Except for (i) a gift made by the reporting person in Louisville, Kentucky on December 28, 2005 of 32,724 shares of Class A Common Stock to Trager Family Foundation, Inc., of which the reporting person is a director, (ii) a required minimum distribution of 2,500 shares of Class B Common Stock from the reporting person’s IRA on November 28, 2005,and (iii), a required minimum distribution of 100 shares of Class A Common Stock to the reporting person from the ESOP on December 21, 2005, the reporting person has not effected any transactions in shares of the Class A Common Stock (or Class B Common Stock which is convertible into Class A Common Stock on a share for share basis) of the Issuer during the past 60 days.

(d) As co-general partners of Jaytee and Teebank, the reporting person and Steven E. Trager may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities. The reporting person, with Jean S. Trager, Steven E. Trager and Shelley Trager Kusman, as directors of Trager Family Foundation, Inc., may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities by such corporation. As the holder of 129,492 shares of Class B Common Stock, Jean S. Trager may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, Steven E. Trager, Scott Trager and Sheldon Gilman as trustee, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee.

Members of the Investment Committee of the ESOP, including Steven E. Trager, may have the power to direct the receipt of dividends from, or the proceeds from the sales of such securities. In addition, participants in the ESOP may have the right to receive dividends from such securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, Or Relationships With Respect To Securities of The Issuer

Not amended.

Item 7. Material To Be Filed As Exhibits

Not amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:______________, 2006            /s/ BERNARD M. TRAGER
        Bernard M. Trager